UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2008
Commission File Number 001-14564
APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)
22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant home country, or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)
2007 RESULTS ANNOUNCEMENT
CHAIRMAN’S STATEMENT
The Board of Directors (the “Board”) of APT Satellite Holdings Limited (the “Company”) hereby announces the audited results of the Company and its subsidiaries (the “Group”) in respect of the financial year ended 31 December 2007, which had been prepared in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards.
RESULTS
For the financial year ended 31 December 2007, the Group’s turnover and profit attributable to equity shareholders amounted to HK$451,626,000 (2006: HK$426,988,000) and HK$5,581,000 (2006: loss attributable to equity shareholders: HK$79,480,000) respectively. Basic earnings per share was HK1.35 cents (2006: basic loss per share: HK19.23 cents).
DIVIDENDS
In view of meeting the Group’s future need, the Board has resolved not to declare any payment of final dividend for the financial year ended 31 December 2007 (2006: nil).
MANAGEMENT DISCUSSION AND ANALYSIS
BUSINESS REVIEW
The Group’s in-orbit satellites and their corresponding telemetry, tracking and control system (TT&C system) have been operating under normal condition during the year. The Group has maintained comparatively high utilization rates for APSTAR V and APSTAR VI, despite the fierce market competition in the Asia Pacific region including China market.
APSTAR VI
APSTAR VI commenced commercial operation in June 2005. It contains 38 C band and 12 Ku band transponders. As at 31 December 2007, its utilization rate was 59%.
APSTAR V
APSTAR V commenced commercial operation in August 2004. It contains 38 C band and 16 Ku band transponders. As at 31 December 2007, its utilization rate was at 72%.
Both APSTAR V and APSTAR VI are the latest advanced high power satellites in the region providing most advanced satellite telecommunication and broadcasting services that are warmly received by our customer thereby strengthening the competitive edge and marketing expansion of our Group.

New Satellites in China Market
As a result of the launch of two new satellites in mid 2007, the market competition of the China Market has been more intense. APT obtained new customers and new utilizations by optimizing our services on a continuous basis which off-set part of the customer loss. As a whole, such customer loss due to new satellites will not cause adverse impact to the Group.
Satellite TV Broadcasting and Uplink Services
APT Satellite TV Development Limited (“APT TV”), a wholly-owned subsidiary of the Group, successfully established the satellite TV broadcasting platform based on the Satellite TV Uplink and Downlink Licence of Hong Kong. As of 31 December 2007, APT TV uplink and broadcast for the region up to 72 satellite TV channels representing an increase of 6% as compared to the same period of last year.
Satellite-based Telecommunications Services
APT Telecom Services Limited (“APTS”), a wholly-owned subsidiary of the Group, provides satellite-based external telecommunication services such as VSAT (Very Small Aperture Telecommunication), facilities management services, and teleport uplink services under the Fixed Carrier Licence of Hong Kong to telecom operators or users of the region.
BUSINESS PROSPECTS
Because of the increase in new satellite supplies in the region particularly China market, market competition will continue to be fierce. However, it is expected the demand will still grow steadily. The Group will endeavour to secure our foothold in China market and expand overseas market so as to further increase the satellite utilization and improve the Group’s performance.
Finance
As at 31 December 2007, the Group’s financial position remains sound with gearing ratio (total liabilities/total assets) is approximately at 37%. The Liquidity Ratio (current assets/current liabilities) is at 1.29 times. The amount attributable to equity shareholders of the Group is HK$1,987,765,000. The Group has cash and cash equivalents amounting HK$312,025,000 and pledged bank deposits of HK$83,749,000.
Corporate Governance
The Group is committed to high standard of corporate governance especially in internal control and compliance. Please refer to the Corporate Governance Report contained in the 2007 Annual Report.

FINANCIAL REVIEW
The following discussion and analysis of the Group’s financial position and results of operations should be read in conjunction with the Financial Highlights and the related notes.
Highlights:

	2007	2006	Change
HK$ thousand

Turnover	451,626	426,988	+24,638

Gross profit	136,834	88,729	+48,105

Profit/(Loss) after taxation	4,716	(80,616)	+85,332

Profit/(Loss) attributable to shareholders	5,581	(79,480)	+85,061
Basic Earnings/(Loss) per share (HK cents)	1.35 cents	(19.23 cents )	+20.58 cents

In percentage

Total assets	3,135,582	3,407,562	-8%

Total liabilities	1,146,891	1,425,329	-20%

Gearing ratio (%)	37%	42%	-5%
The Group, with turnover growth of 6% over the prior year, has recorded a gross profit for the year amounted to HK$136,834,000, a 54% increase as compared to 2006 and profit for the year of HK$4,716,000 (2006: loss for the year HK$80,616,000). It was mainly due to higher income generating from the new customers for the provision of Satellite Transponder Capacity Services during the year. The Group’s cost of services recorded a decrease of 7% to HK$314,792,000, mainly due to a reduction of depreciation and premium cost in satellite in-orbit insurance. Administrative expenses decreased by HK$7,061,000, a decrease of 8% in 2007 as compared to 2006. The decrease was mainly due to an impairment loss for trade and other receivables of HK$8,347,000 was provided in prior year. The Group’s finance costs decreased from HK$64,140,000 in 2006 to HK$55,345,000 in 2007. The decrease was mainly due to decrease in borrowing amount after repayment of bank loan during the year of 2007.
Income tax recorded a decrease of HK$35,683,000, mainly due to a deferred tax liability recognized as a result of tax settlement of APSTAR IIR in 2006. The details of income tax of the Group are set out in note 9 of this announcement.
Share of results of jointly controlled entities
The Group maintained its interest in APT Satellite Telecommunications Limited (“APT Telecom”) at 55% as at 31 December 2007. As at 31 December 2007, APT Telecom recorded a loss of HK$1,624,000. The Group’s share of results of APT Telecom was HK$894,000.

Capital Expenditure, liquidity, financial resources and gearing ratio
During the year, the Group’s principal use of capital was the capital expenditure related to the satellite equipments and office equipments which had been funded by internally generated cash. The capital expenditure incurred for the year ended 31 December 2007 amounted to HK$10,683,000.
During the year, the Group repaid bank loan of HK$253,013,000 (equivalent to US$32,438,000), the funding for which came from internally generated cash. As at 31 December 2007, the Group complied with all the financial covenants over the past twelve-month period. As a result of the above repayment, total outstanding secured bank borrowings reduced from HK$930,354,000 to HK$680,335,000. The debt maturity profile (stated at amortised cost) of the Group was as follows:

Year of Maturity	HK$

Repayable within 1 year or on demand	217,961,000
Repayable after one year but within five years	462,374,000

680,335,000

As at 31 December 2007, the Group’s total liabilities were HK$1,146,891,000, a decrease of HK$278,438,000 as compared to 2006, which was mainly due to partly repayment of bank loan as described above. As a result, the gearing ratio (total liabilities/total assets) has decreased to 37%, representing a 5% decrease as compared to 2006.
As at 31 December 2007, the Group has approximately HK$312,025,000 (2006: HK$341,325,000) cash and cash equivalents and HK$83,749,000 (2006: HK$89,190,000) pledged deposit. Together with cash flow generated from operations, the Group could meet with ease all the debt repayment schedules in the coming year.
Capital structure
The Group continues to maintain a prudent treasury policy and manage currency and interest risks on a conservative basis. During the year, the Group made no hedging arrangement in respect of exchange rate fluctuation as majority of its business transactions was settled in the United States dollars. Interest under Bank Loan was computed at the London Inter-Bank Offering Rate plus a margin. The Group would consider the fluctuation risk of the floating interest rate and would take appropriate measure in due course to hedge against interest rate fluctuation.
Charges on group assets
As at 31 December 2007, the assets of APSTAR V and APSTAR VI of HK$2,317,238,000 (2006: HK$2,506,454,000) and bank deposit of HK$83,749,000 (2006: HK$89,190,000) were pledged to secure a bank loan facility. The bank loan facility is also secured by the assignment of APSTAR V and APSTAR VI and their related insurance claims proceeds, and the assignment of all their present and future agreements of provision of transponder utilization services.
In addition, certain of the Group’s banking facilities were secured by the Group’s properties with aggregate carrying value of approximately HK$4,538,000 (2006: HK$4,655,000).
Capital commitments
As at 31 December 2007, the Group has the outstanding capital commitments of HK$3,398,000 (2006: HK$4,852,000), which was contracted but not provided for in the Group’s financial statements, mainly in respect of the purchases of equipment.
Contingent liabilities
The details of contingent liabilities of the Group are set out in note 13 of this announcement.

FINANCIAL HIGHLIGHTS
Consolidated income statement
for the year ended 31 December 2007

		2007	2006
	Note	HK$’000	HK$’000

Turnover	4	451,626	426,988
Cost of services		(314,792)	(338,259)

Gross profit		136,834	88,729

Other net income	5	26,334	37,542
Administrative expenses		(81,896)	(88,957)
Revaluation gain on investment property		226	156
Impairment loss recognised in respect of property, plant and equipment	6	(98)	—

Profit from operations		81,400	37,470
Finance costs	7	(55,345)	(64,140)
Share of results of jointly controlled entities		(894)	2,182

Profit/(Loss) before taxation	8	25,161	(24,488)
Income tax	9	(20,445)	(56,128)

Profit/(Loss) for the year		4,716	(80,616)

Attributable to:
Equity shareholders of the Company		5,581	(79,480)
Minority interests		(865)	(1,136)

Profit/(Loss) for the year		4,716	(80,616)

Earnings / (loss) per share	10
- Basic		1.35 cents	(19.23 cents )

- Diluted		1.35 cents	(19.23 cents )

Consolidated balance sheet at 31 December 2007

		2007	2006
	Note	HK$’000	HK$’000

Non-current assets
Property, plant and equipment		2,508,321	2,721,582
Interest in leasehold land held for own use under an operating lease		14,820	15,195
Investment properties		5,171	2,496
Interest in jointly controlled entities		3,529	4,423
Amounts due from a jointly controlled entity		69,839	72,294
Club memberships		5,537	5,537
Prepaid expenses		14,137	25,207
Deferred tax assets		9,174	8,747

		2,630,528	2,855,481

Current assets
Trade receivables	11	80,409	80,261
Deposits, prepayments and other receivables		23,240	38,482
Amount due from immediate holding company		101	82
Amounts due from a jointly controlled entity		5,530	2,741
Pledged bank deposits		83,749	89,190
Cash and cash equivalents		312,025	341,325

		505,054	552,081

Current liabilities
Payables and accrued charges	12	38,727	53,777
Rentals received in advance		33,679	34,155
Loan from a minority shareholder		7,488	7,488
Secured bank borrowings due within one year		217,961	156,820
Current taxation		93,087	93,080

		390,942	345,320

Net current assets		114,112	206,761

Total assets less current liabilities carried forward		2,744,640	3,062,242

Consolidated balance sheet at 31 December 2007 (Continued)

		2007	2006
	Note	HK$’000	HK$’000

Total assets less current liabilities brought forward		2,744,640	3,062,242

Non-current liabilities
Secured bank borrowings due after one year		462,374	773,534
Deposits received		19,624	20,419
Deferred income		207,787	222,141
Deferred tax liabilities		66,164	63,915

		755,949	1,080,009

Net assets		1,988,691	1,982,233

Capital and reserves
Share capital		41,327	41,327
Share premium		1,287,536	1,287,536
Contributed surplus		511,000	511,000
Capital reserve		9,557	9,614
Revaluation reserve		368	—
Exchange reserve		4,007	2,639
Other reserves		115	109
Accumulated profits		133,855	128,217

		1,987,765	1,980,442

Minority interests		926	1,791

Total equity		1,988,691	1,982,233

Notes:
1	Statements of Compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. As Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accounting principles generally accepted in Hong Kong, are consistent with IFRSs, these financial statements also comply with HKFRSs and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“listing rules”). A summary of the significant accounting policies adopted by the Group is set out below.

Although HKFRSs have been fully converged with IFRSs in all material respects since 1 January 2005, these financial statements are the first published financial statements in which the Group makes an explicit and unreserved statement of compliance with IFRSs. Therefore, in preparing these financial statements management has given due consideration to the requirements of IFRS 1, First-time Adoption of International Financial Reporting Standards. For this purpose the date of the Group’s transition to IFRSs was determined to be 1 January 2006, being the beginning of the earliest period for which the Group presents full comparative information in these financial statements.

With due regard to the Group’s accounting policies in previous periods and the requirements of IFRS 1, management has concluded that no adjustments to the amounts reported under HKFRSs as at the date of transition to IFRSs, or in respect of the year ended 31 December 2006, were required in order to enable the Group to make an explicit and unreserved statement of compliance with IFRSs in the first IFRS financial statements which included these amounts as comparatives. Accordingly, these financial statements continue to include a statement of compliance with HKFRSs as well including for the first time a statement of compliance with IFRSs, without adjustment to the Group’s and the Company’s financial position, financial performance or cash flows either at the date of transition to IFRSs or at the end of latest period presented in accordance with HKFRSs.

2	Basis of preparation of the financial statements

The consolidated financial statements for the year ended 31 December 2007 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in jointly controlled entities.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that investment property is stated at fair value.

The preparation of financial statements in conformity with IFRS and HKFRSs requires management judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

3	Changes in accounting policies

The IASB has issued a number of new and revised IFRSs and Interpretations that are first effective for the current accounting period commencing 1 January 2007 or available for early adoption. The equivalent new and revised HKFRSs and Interpretations consequently issued by HKICPA have the same effective date as those issued by the IASB and are in all material respects identical to the pronouncements issued by the IASB. There have been no other material changes to HKFRSs.

These developments have not resulted in any significant changes to the accounting policies applied in these financial statements compared to those applied in the Group’s financial statements for the year ended 31 December 2006. However, as a result of the adoption of IFRS/HKFRS 7, Financial instruments: Disclosures and the amendments to IAS/HKAS 1, Presentation of financial statements: Capital disclosures, these financial statements include certain additional disclosures which are explained as follows.

As a result of the adoption of IFRS/HKFRS 7, the financial statements include expanded disclosure about the significance of the Group’s financial instruments and the nature and extent of risks arising from those instruments, compared with the information previously required to be disclosed by IAS/HKAS 32, Financial instruments: Disclosure and presentation.

The amendment to IAS/HKAS 1 introduces additional disclosure requirements to provide information about the level of capital and the Group’s and the Company’s objectives, policies and processes for managing capital.

Both IFRS/HKFRS 7 and the amendments to IAS/HKAS 1 do not have any impact on the classification, recognition and measurement of the amounts recognised in the financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

4	Segmental reporting

Segment information is presented in respect of the Group’s business and geographical segments. Business information is chosen as the primary reporting format because this is more relevant to the Group’s internal financial reporting.

Inter-segment pricing is based on terms similar to those available to external third parties.

Business segments

The Group comprises two main business segments, namely provision of satellite transponder capacity and related services and provision of satellite-based broadcasting and telecommunications services.

			Provision of
			satellite-based
	Provision of satellite		broadcasting and
	transponder capacity		telecommunications		Inter-segment
	and related services		services		elimination		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Turnover from external customers	395,032	363,074	56,453	63,817	—	—	451,485	426,891
Inter-segment turnover	14,028	19,193	1,260	1,128	(15,288)	(20,321)	—	—

Total	409,060	382,267	57,713	64,945	(15,288)	(20,321)	451,485	426,891

Service income							141	97

							451,626	426,988

Segment result	126,873	71,809	9,644	8,481	(2)	(5)	136,515	80,285
Service income							141	97
Unallocated other net income							26,560	37,698
Unallocated administrative expenses
- staff costs							(47,792)	(44,940)
- office expenses							(34,024)	(35,670)

Profit from operations							81,400	37,470
Finance costs							(55,345)	(64,140)
Share of results of jointly controlled entities							(894)	2,182

Profit/(loss) before taxation							25,161	(24,488)
Income tax							(20,445)	(56,128)

Profit/(loss) for the year							4,716	(80,616)

Business segments (Continued)

			Provision of
			satellite-based
	Provision of satellite		broadcasting and
	transponder capacity		telecommunications		Inter-segment
	and related services		services		elimination		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Depreciation for the year	216,557	224,501	5,904	6,846
Impairment loss for the year	—	—	98	—
Significant non-cash expenses (other than depreciation)	25	7,886	55	460

			Provision of
			satellite-based
	Provision of satellite		broadcasting and
	transponder capacity		telecommunications		Inter-segment
	and related services		services		elimination		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Segment assets	2,629,907	2,858,518	36,272	50,768	(41,872)	(51,922)	2,624,307	2,857,364
Investment in and amounts due from jointly controlled entities	78,898	79,458	—	—	—	—	78,898	79,458
Unallocated assets							432,377	470,740

Total assets							3,135,582	3,407,562

Segment liabilities	330,908	344,165	76,449	90,362	(41,872)	(51,922)	365,485	382,605
Unallocated liabilities							781,406	1,042,724

Total liabilities							1,146,891	1,425,329

Capital expenditure incurred during the year	9,343	3,506	1,340	2,728

Geographical segments

The Group’s operating assets consist primarily of its satellites which are used, or are intended for use, for transmission to multiple countries but not located within a specific geographical area. Accordingly, no segment analysis of the carrying amount of segment assets by location of assets is presented.

In presenting information on the basis of geographical segments, segment revenue, segment assets and capital expenditure is based on the geographical location of customers.

			Other regions
	Hong Kong		in the PRC		Singapore		Indonesia		Others		Unallocated
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Turnover from external customers	65,065	60,340	170,758	207,389	61,486	49,821	90,505	50,420	63,812	59,018	—	—
Segment assets	6,794	15,302	39,070	41,254	3,894	1,930	16,499	14,132	14,152	7,643	3,055,173	3,327,301
Capital expenditure incurred during the year	—	—	369	844	—	—	—	—	—	—	10,314	5,390

5	Other net income

	2007	2006
	HK$’000	HK$’000

Other net income primarily includes the following:

Interest income	22,181	17,559
Rental income in respect of properties	592	536
Gain on disposal of property, plant and equipment	261	17,630

6	Impairment loss recognised in respect of property, plant and equipment

During 2007, the Group conducted a review of the Group’s property, plant and equipment. Based on the results of the review, an impairment loss of HK$98,000 in respect of communication satellite equipment has been recognised and charged to the income statement and concluded that no further impairment is required. There was no impairment loss recognised in respect of property, plant & equipment in 2006.

7	Finance costs

	2007	2006
	HK$’000	HK$’000

Interest on bank borrowings wholly repayable within five years	52,254	60,525
Other borrowing costs	3,091	3,615

	55,345	64,140

8	Profit/(loss) before taxation

	2007	2006
	HK$’000	HK$’000

Depreciation	222,461	231,347
Amortisation on leasehold land held for own use	375	375
Foreign currency exchange gain	(2,251)	(302)
Impairment loss for trade and other receivables	80	8,347
Impairment loss for property, plant and equipment	98	—

9	Income tax in the consolidated income statement

Taxation in the consolidated income statement represents:

	2007	2006
	HK$’000	HK$’000

Current tax — Hong Kong Profits Tax
Overprovision in respect of prior years	—	(21,771)

Current tax — Overseas
Tax for the year	18,623	19,122

Deferred tax — Hong Kong
Origination of temporary differences	1,822	58,777

	20,445	56,128

Taxation is charged at the appropriate current rates of taxation ruling in the relevant countries.

No provision for Hong Kong Profits Tax has been made in the financial statements as the Group operating in Hong Kong incurred tax losses for the year. Overseas tax includes the withholding tax paid or payable in respect of Group’s income from provision of satellite transponder capacity to the customers which are located outside Hong Kong.

In prior years, a subsidiary of the Company was in dispute with Hong Kong’s Inland Revenue Department (the “IRD”) in relation to the transfer of the entire business of APSTAR IIR and substantially all of the satellite transponders of APSTAR IIR. Having considered the advice from its independent tax advisor, the management believed that it would be in the best interest of the Company that the dispute be settled as soon as practicable to avoid further incurrence of time, effort and professional cost. In 2006, the subsidiary of the Company submitted a settlement proposal to the IRD, via its tax advisor with a view to compromising on the tax assessment dispute. In September 2006, the IRD accepted the proposal of treating sale proceeds from the disposal of APSTAR IIR of HK$2,114,758,000 as taxable income arising over the remaining life of APSTAR IIR until the tax assessment year of 2012/2013. In addition, the IRD accepted the Company continuing to claim the deduction of statutory depreciation allowances in respect of APSTAR IIR and other expenditures related to the transaction to offset such taxable income.

With the proposal accepted by IRD, the tax dispute in respect of the years of assessment of 1999/2000 and 2000/2001 is settled. The net assessable profit for 1999/2000 of the subsidiary was revised to zero and the profits tax previously paid of HK$21,589,259 were refunded. In addition, as the subsidiary was in a tax loss position in 2000/2001, 2001/2002 and 2002/2003, the Tax Reserve Certificate in the amount of $78,385,377 previously paid, with interest from the date of purchase in March 2006 until the date of the IRD accepting the proposal was redeemed and the provisional tax paid for 2002/2003 of HK$82,868 was refunded.

As a result of the proposal being accepted by the IRD, a deferred tax asset of HK$123,239,000 has been recognised based on the total cumulative tax losses carried forward and the depreciation allowances in respect of APSTAR IIR to be deducted in the future. Furthermore, a deferred tax liability of HK$166,063,000 has been recognised for the related deferred lease income to be taxed in the future.

In November 2007, a subsidiary of the Company was requested to supply information to the IRD in respect of the nature of the gain arising from the disposal of certain transponders in 2006 and as to whether such transaction should be taxable. The directors believe they have sufficient grounds to support their contention that such transaction should be treated as capital in nature and no profits tax provision in respect of such transaction was made as of 31 December 2007. The management is in the process of gathering the requested relevant information. However, the final outcomes are subject to uncertainties and the resulting tax exposure may differ from the reasonable estimate made by the management.

10	Earnings/(Loss) per share
(a)	Basic earnings/(loss) per share

The calculation of basic earnings/ (loss) per share is based on the profit/ (loss) attributable to shareholders of HK$5,581,000 (2006: HK$79,480,000 loss attributable to equity shareholders) and the weighted average of 413,265,000 ordinary shares (2006: 413,265,000 shares) in issue during the year ended 31 December 2007.

(b)	Diluted earnings/(loss) per share
Diluted earnings/(loss) per share is the same as the basic earnings/(loss) per share as there were no dilutive potential ordinary shares in existence during the years 2007 and 2006.
11	Trade receivables

The Group allows a credit period of 30 days to its trade customers. The following is an ageing analysis of trade receivables (net of allowance for doubtful debts) at the balance sheet date:

	The Group
	2007	2006
	HK$’000	HK$’000

0 - 30 days	53,923	52,616
31 - 60 days	8,276	8,414
61 - 90 days	4,032	6,568
91 - 120 days	3,001	2,201
Over 121 days	11,177	10,462

	80,409	80,261

12	Payables and accrued charges

All of the payable are expected to be settled within one year or are repayable on demand.

13	Contingent liabilities
(a)
In the years before 1999, overseas withholding tax was not charged in respect of the Group’s transponder utilisation income derived from the overseas customers. From 1999, overseas withholding tax has been charged on certain transponder utilisation income of the Group and full provision for such withholding tax for the years from 1999 onwards has been made in the financial statements. The Directors of the Company are of the opinion that the new tax rules should take effect from 1999 onwards and, accordingly, no provision for the withholding tax in respect of the years before 1999 is necessary. The Group’s withholding tax in respect of 1998 and before, calculated at the applicable rates based on the relevant income earned in those years, not provided for in the financial statements amounted to approximately HK$75,864,000.

(b)
The Company has given guarantees to banks in respect of the secured term loan facility granted to its subsidiary. The extent of such facility utilised by the subsidiary at 31 December 2007 amounted to HK$683,056,000 (2006: HK$936,069,000).

14	Non-adjusting post balance sheet event

Pursuant to a disposal agreement dated 2 April 2008, CTIA VSAT Network Limited, a subsidiary of the Company, agreed to dispose of its entire equity interest in Beijing Asia Pacific East Communication Network Limited to an independent third party at a total consideration of RMB4,800,000. Beijing Asia Pacific East Communication Network Limited has direct holding of 35% equity interest in Beijing Zhong Guang Xin Da Data Broadcast Technology Co. Limited which is a jointly controlled entity of the Company.

HUMAN RESOURCES
As at 31 December 2007, the Group had 147 employees (2006: 161). With regard to the emolument policy, the Group remunerates its employees in accordance with their respective responsibilities and current market trends. On 19 June 2001, the Company first granted share options under the share option scheme adopted at the annual general meeting on 22 May 2001 (“Scheme 2001”) to its employees including executive directors. On 22 May 2002, the Group adopted a new share option scheme (“Scheme 2002”) at the annual general meeting to comply with the requirements of the Rules (“Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Stock Exchange”). To further motivate employees for better contribution to the Group, the Group has also established an incentive bonus scheme.
The Group provides on the job training to employees to update and upgrade their knowledge on related job fields.
PURCHASE, SALE OR REDEMPTION OF SHARES
During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.
COMPLIANCE WITH CORPORATE GOVERNANCE CODE
Throughout the year of 2007, the Company has met the code provisions (“Code Provision”) set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules save for the following Code Provisions A4.1 and A4.2 respectively:
•
the non-executive directors of the Company are not appointed for a specific term given they shall retire from office by rotation once every three years except the Chairman of the Board and the President in accordance with the Bye-Laws of the Company; and

•	the Chairman of the Board and the President are not subject to retirement by rotation given that would help the Company in maintaining its consistency of making business decisions.
AUDIT COMMITTEE
The Audit Committee of the Company at the meeting on 31 March 2008 has reviewed with the management the accounting principles and practices adopted by the Group and the accounts for the year ended 31 December 2007. It has also reviewed the results and statement of the Board on the effectiveness of the Group’s system of internal control and the independence of the Company’s auditors.
The audit committee comprised of four independent non-executive directors including Dr. Lui King Man, Dr. Huan Guocang, Dr. Lam Sek Kong and Mr. Cui Liguo.
PUBLICATION OF ANNUAL REPORT
The Company’s annual report for the year ended 31 December 2007 containing the information required by Appendix 16 of the Listing Rules will be dispatched to shareholders and published on the website of the Stock Exchange and the Company’s website (www.apstar.com) in due course.

FORWARD-LOOKING STATEMENTS
This announcement contains certain forward-looking statements, such as those that express with words “believes,” “anticipates,” “plans” and similar wordings. Such forward-looking statements involve inherent risks and uncertainties, and actual results could be materially different from those expressed or implied by them. As regards the factors, uncertainties as well as the risks, they are identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.
NOTE OF APPRECIATION
I would like to thank all our customers and friends for their support, as well as to express my appreciation to all staff of the Group for their contribution to the Group during the period.
By Order of the Board
Rui Xiaowu
Chairman
Hong Kong, 8 April 2008
The Directors as at the date of this announcement are as follows:

Executive Directors:	Ni Yifeng (President) and Tong Xudong (Vice President)

Non-Executive Directors:	Rui Xiaowu (Chairman), Lim Toon, Yin Yen-liang, Wu Zhen Mu, Zhao Liqiang, Yong Foo Chong, Tseng Ta-mon (Alternate Director to Yin Yen-liang)

Independent Non-Executive Directors:	Huan Guocang, Lui King Man, Lam Sek Kong and Cui Liguo

FORWARD LOOKING STATEMENTS
This report contains statements and other information made by or on behalf of APT Satellite Holdings Limited (the “Company”) that constitute “forward-looking” statements within the meaning of Private Securities Litigation Reform Act of 1995. Statements that are not historical facts are forward-looking statements. By their nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and actual results could be materially different from those expressed or implied by forward-looking statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward statements herein may include, without limitation, statements relating to the Company’s expectations, plans, objectives or goals relating to (i) its operations and financial results; (ii) launch schedules and anticipated transponder utilization; (iii) the technical capabilities of the APSTAR System; (iv) customer demand for the Company’s system; (v) strategic relationships that impact its operations; (vi) its funding needs and sources; (vii) satellite communications regulatory matters; (viii) the pricing of its services, (ix) its competitors and their services; and (x) actions of the Company’s suppliers, vendors and service providers.
The Company cautions you that a number of important factors could cause the Company’s results of operations to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) technological risks related to the development, operation and maintenance of various components of the APSTAR System; (ii) delays and cost overruns related to the construction, deployment and maintenance of the Company’s APSTAR System; (iii) risks related to the operation and maintenance of the Company’s new satellites, APSTAR V and APSTAR VI; (iv) competition from other satellite operators and a number of existing satellite systems that provide similar services in various markets.; (v) actions taken by regulators with respect to the Company’s business and practices in one or more of the countries in which the Company conducts its operations; (vi) the Company’s capital structure and its ability to maintain sufficient liquidity and access capital markets; (vii) customer demand for the services of the Company’s satellite transponders and the perceived overall value of these services by customers; (viii) the ability to increase market share and control expenses; (ix) the ability of counterparties to meet their obligations to the Company; (x) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which the Company conducts its operations; (xi) the effects of changes in laws, regulations or accounting policies or practices; (xii) the ability to retain and recruit qualified personnel; (xiii) the strength of the global economy in general and the strength of the economies of the countries in which the Company conducts its operations in particular; (xiv) political and social developments, including war, civil unrest or terrorist activity; and (xv) the Company’s success at managing the risks involved in the foregoing.
The Company cautions you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors as well as the risks identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission. These and other factors could result in the forward-looking statements proving to be inaccurate and may materially affect the Company’s operations. The Company does not undertake any obligation to publicly release any revisions to the forward-looking statements contained in this report, or to update them to reflect events or circumstances occurring after the date of this report, or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 8, 2008.

APT Satellite Holdings Limited
By	/s/ Ni Yifeng
Ni Yifeng
Executive Director and President